Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, California 94107

April 27, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:              Anne Nguyen Parker, Assistant Director

Justin Dobbie, Legal Branch Chief

Ryan Adams, Staff Attorney

Kristin Shifflett, Accountant

Melissa Raminpour, Accounting Branch Chief

Re:          Fantex, Inc.

Registration Statement on Form S-1 (File No. 333-208184)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fantex, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-208184, together with all exhibits and amendments thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on November 24, 2015.

At this time, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the Order to the undersigned at 330 Townsend Street, Suite 234, San Francisco, California 94107 or via email at buck.french@fantex.com, with a copy to the Company’s legal counsel, Jim Morrone of Latham & Watkins LLP, via facsimile at (650) 463-2600.

If you have any questions regarding this application, please contact Jim Morrone of Latham & Watkins LLP by telephone at (650) 463-3058 or by fax at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours,

/s/ Cornell “Buck” French

Cornell “Buck” French
President and Chief Executive Officer

cc:           David Peinsipp, Esq., Cooley LLP

Robert W. Phillips, Esq., Cooley LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Jim Morrone, Esq., Latham & Watkins LLP